

AB
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*NH 319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
SEC Mail Processing
Section

FORM X-17A-5
PART III

FEB 2 8 2011

Washington, DC
110

SEC FILE NUMBER
8-45321

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **January 1, 2010**   AND ENDING   **December 31, 2010**
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston Street

FIRM I.D. NO.

(No. and street)

Boston   **MA**   **02116**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charuda Upatham-Costello   **(617) 954-4810**
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                              (Name – *if individual, state last, first, middle name*)

200 Berkeley Street   **Boston**   **MA**   **02116**
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB
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OATH OR AFFIRMATION

I, Charuda Upatham-Costello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

On this ___ day of ___, 20__, before me, the undersigned notary public, personally appeared ___ and proved to me through satisfactory evidence of identification, which were ___ personally known to me to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

SARAH J.C. KELLY, Notary Public
My Commission Expires September 13, 2013

_____
Notary Public



_____
Signature

Sr. Group Controller and
Financial and Operations Principal

_____
Title

SARAH J.C. KELLY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 13, 2013

This report ** contains (check all applicable boxes):

- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- ( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation
- ( ) (m) Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
  MFS Fund Distributors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the statement of financial condition includes significant transactions with and allocations from the Company's Parent and its affiliates and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

February 25, 2011

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

($'s in thousands)

ASSETS:

Cash and cash equivalents	$	82,059
Investments		1,341
Receivables		1,052
Prepaid expenses		1,873
TOTAL ASSETS	$	86,325

LIABILITIES:

Accounts payable and accrued expenses	$	51,726
Accrued compensation		16,097
Due to Parent and its affiliates, net		5,023
TOTAL LIABILITIES		72,846

Commitments and contingencies

STOCKHOLDER'S EQUITY:

Common stock, $1.00 par value;	
Authorized 3,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	18,025
Accumulated deficit	(4,547)
TOTAL STOCKHOLDER'S EQUITY	13,479

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	86,325

A. <u>Summary of Significant Accounting Policies</u>:

<u>Business and organization</u>

MFS Fund Distributors, Inc. (the "Company" or "MFD") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Financial, Inc. ("Sun Life"). The Company provides distribution and administrative services to investment companies for which the Parent is the investment advisor. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management of its Parent, which include domestic and international equity and fixed income portfolios. Therefore, fluctuations in financial markets and in the magnitude of assets under management of its Parent impact the Company's operating results. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The accompanying statement of financial condition was prepared from the separate records maintained by the Company, which include significant allocations from and transactions with its Parent and the Parent's affiliates, and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company has and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement described in Note B. The Parent has indicated that this agreement will be in place for at least the next fiscal year.

<u>Use of estimates</u>

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

<u>Cash and cash equivalents</u>

Cash and cash equivalents consists of cash held in banks.

A. Summary of Significant Accounting Policies (continued):

Investments

Investments consist of investments in registered investment company shares for which the Parent is the investment advisor. Investments are reported at fair market value.

Fair value is defined as the price that the Company would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. GAAP utilizes a three-tier hierarchy to distinguish between the various inputs used in determining the value of the Company's investments. The Company recognizes the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments).

The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

All of the Company's investments at December 31, 2010 are in registered investment companies which have been categorized as "Level 1" investments under GAAP because their fair value is based on unadjusted quoted prices in active markets for identical investments. The Company's policy is to disclose significant transfers between Levels based on valuations at the beginning of the reporting period. There were no transfers between Levels as of December 31, 2010, based on the valuation input Levels on December 31, 2009.

A. Summary of Significant Accounting Policies (continued)

Financial instruments

The carrying amounts reported in the statement of financial condition for cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments. Investments are reported at fair value.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate and the combined Massachusetts state tax return of the Parent. Federal and Massachusetts income tax amounts are allocated among members of the consolidated and combined tax groups based upon separate return calculations. Based upon the Company's operating results, including the impact of the loss indemnification agreement with its Parent (Note B), there was no current or deferred federal or Massachusetts income tax liability recorded as of December 31, 2010. The Company does file state tax returns in certain jurisdictions other than Massachusetts.

B. Related Party Transactions:

The Company's statement of financial condition includes significant allocations from, and transactions with, its Parent and affiliates as discussed in Note A. Pursuant to a Loss Indemnification Agreement (the "Agreement") between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. In the event that the Company has net operating and non-operating income in any year, including revenues assigned to the Company by the Parent or expenses assumed by the Parent from the Company, the amount of such operating income will be applied as a credit against any future payments due from the Parent to the Company under the terms of the Agreement. Upon termination of the Agreement, the amount of any unapplied credit shall be paid to the Parent by the Company; provided, however, that the amount of such payment shall not exceed the total amount of all payments previously made by the Parent to the Company. The agreement has no set expiration.

"Due to Parent and its affiliates, net" includes amounts payable to the Parent and its affiliates of $5,255 and amounts receivable from the Parent's affiliates of $232. The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances, although the Company generally settles these balances on a monthly basis.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2028.

C. <u>Net Capital Requirements:</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2010, the Company had net capital of $11,020 which exceeded its required net capital of $4,872. The Company's aggregate indebtedness to net capital ratio was 6.63 to 1 at December 31, 2010.

D. <u>Exemption from Rule 15c3-3:</u>

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(2)(i) thereof.

E. <u>Commitments and Contingencies:</u>

<u>Indemnities</u>

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

<u>Legal proceedings</u>

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The outcome of such proceedings and litigation pending is not expected to materially impact the Company's financial condition, results of operations, or cash flows.

******

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 25, 2011

To the Board of Directors and Stockholder of
  MFS Fund Distributors, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with the Company's Parent and its affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

MFS FUND DISTRIBUTORS, INC.
(SEC I.D. No. 8-45321)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010, AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3)
UNDER THE SECURITIES EXCHANGE
ACT OF 1934 AS A PUBLIC DOCUMENT